[Letterhead of Willkie Farr & Gallagher LLP]

August 3, 2017

BY EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Dorrie Yale

Re:                             Allied World Assurance Company Holdings, AG
Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
Filed July 31, 2017
File No. 001-32938

Ladies and Gentleman:

This letter responds to the comments contained in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 2, 2017 (the “Comment Letter”), with respect to the Preliminary Proxy Statement on Schedule 14A (File No. 001-32938) of Allied World Assurance Company Holdings, AG (“Allied World”) originally filed with the Commission on July 7, 2017 (the “Preliminary Proxy Statement”), as amended by Amendment No. 1 to the Preliminary Proxy Statement filed with the Commission on July 31, 2017, and is submitted on behalf of Allied World.  Allied World plans to file today the Definitive Proxy Statement (the “Definitive Proxy Statement”). The Definitive Proxy Statement includes revisions made in response to the comments set forth in the Comment Letter.

For the convenience of the Staff, the comments contained in the Comment Letter appear below in bold.  Allied World’s response to each comment immediately follows the applicable comment.  References in the responses to page numbers are to pages of the Definitive Proxy Statement.  Capitalized terms used but not defined in this letter have the meanings attributed to them in the Definitive Proxy Statement.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

General

1.                                      We acknowledge your response to comment 3 and your disclosure on page 11 indicating that the information contained in Fairfax’s May 9, 2017 prospectus is included for purposes of satisfying your Schedule 14A disclosure requirements. Please revise your disclosure on page 2, and include a cover note to Annex B, explaining to shareholders that you have included the May 9, 2017 prospectus to satisfy your Schedule 14A disclosure obligations and further explaining that the discussion under the “Proposal 1” heading of the proxy statement reflects the most recent information about the status of the merger transaction.

In response to the Staff’s comment, the disclosure has been revised on page 2 and a cover note to Annex B has been added to the Definitive Proxy Statement.

2.                                      It appears that the prospectus does not contain current information about the merger transaction in certain respects. Accordingly, please revise pages 13 and 14 of the proxy statement to:

•                  remove the cross reference to the prospectus discussion of dissenter’s rights given that the proxy statement disclosure on page 7 contains more current and comprehensive information concerning the rights of current shareholders;

•                  remove the cross reference to the prospectus discussion concerning regulatory approvals and provide in the body of the proxy the most current information regarding any remaining regulatory approvals;

•                  remove the cross reference to indemnification information, which does not appear to be included in the prospectus, and include such information in the proxy statement.

In response to the Staff’s comment, the disclosure has been revised on pages 13, 14, 17 and 18 of the Definitive Proxy Statement.

Please do not hesitate to contact the undersigned Sean Ewen at (212) 728-8867 with any questions or comments you may have.

Yours faithfully,

/s/ Sean M. Ewen

Sean M. Ewen

cc:                                Joseph McCann — Securities and Exchange Commission
Scott A. Carmilani — Allied World Assurance Company Holdings, AG
Derek Bulas — Fairfax Financial Holdings Limited
Wesley D. Dupont — Allied World Assurance Company Holdings, AG
Steven A. Seidman — Willkie Farr & Gallagher LLP